SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER
                                                                333-48185


(Check One):  [ ] Form 10-K  [ ]Form 20-F   |X| Form 11-K   [] Form 10-Q
              [ ] Form N-SAR

         For Period Ended: December 31, 1997
         [   ] Transition Report on Form 10-K
         [   ] Transition Report on From 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR
         For the Transition Period Ended:______________________________________


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 Read Instruction (on back page) Before Preparing Form. Please Print or Type.
  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

Hub Group Employee Profit Sharing Plan and Trust*
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Full Name of Registrant


Former Name if Applicable
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377 East Butterfield Road, Suite 700
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Address of Principal Executive Office (Street and Number)

Lombard, Illinois 60148
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City, State and Zip Code

PART II  -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a)      The reasons described in reasonable detail in
                           Part III of this form could not be eliminated
                           without unreasonable effort or expense;
         |X|      (b)      The subject annual report, semi-annual
                           report, transition report on Form 10-K, Form
                           20-F, 11-K or Form N- SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
                           or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                   (c)     The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.

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*Additional registrants listed on page 2 hereof.

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                           ADDITIONAL REGISTRANTS
   (Exact Names of Registrants as Specified in Their Respective Charters)

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub
Group, Inc.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Atlanta, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Mid-Atlantic, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Alabama, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Boston, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Terminals, Inc.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Cleveland, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Dallas, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Detroit, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Houston, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Indian apolis, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Florida, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Kansas City, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Los Angeles, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Tennessee, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City New Orleans, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City New York/New Jersey, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Philadelphia, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Pittsburgh, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Portland, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City New York State, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Rio Grande, L.P.

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


Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Golden Gate, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City St. Louis, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City Ohio, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Quality Services, L.L.C.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Quality Services of Michigan, L.L.C.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Hub City New Haven, L.P.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Q.S. of Illinois, Inc.

Hub Group Employee Profit Sharing Plan and Trust, as maintained by Quality Services of New Jersey, L.L.C.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Fidelity Management, administrator of the Plans, is experiencing technical problems with the computers which maintain the records for the Plans on which the financial statements for the year ending December 31, 1997, required by Form 11-K are based. Fidelity Management is in the process of rectifying these technical problems.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Mark Yeager                       (630)              271-3600
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               (Name)                    (Area Code)       (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d)
         of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                               |X|Yes    [ ]No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [ ]Yes  |X| No
         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

             Hub Group Employee Profit Sharing Plan and Trust*
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                (Name of Registrant as Specified in Charter)

have caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: June 26, 1998                       By:  /s/ David P. Yeager
                                               --------------------
                                               David P. Yeager,
                                               Chief Executive Officer
                                               and Vice Chairman

INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

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 Intentional misstatements or omissions of fact constitute Federal Criminal
 Violations (See 18 U.S.C. 1001).
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                            GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange
        Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

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*Additional registrants listed on page 2 hereof.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).



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